SMIC SELECTS VIRAGE LOGIC’s AEON® EMBEDDED MULTI-TIME PROGRAMMABLE (MTP)
NON-VOLATILE MEMORY (NVM)
FOR RFID APPLICATIONS

Shanghai [2009-09-24]

FREMONT, Calif. and SHANGHAI, China – September 24, 2009 – Virage Logic Corporation (NASDAQ:VIRL), the semiconductor industry’s trusted IP partner, and Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI and SEHK: 0981.HK) today announced a radio-frequency identification (RFID) optimized version of Virage Logic’s AEON MTP NVM solution. The RFID-optimized NVM solution, ideal for use in passive tags, is being developed on SMIC’s 180-nanometer (nm) low leakage (LL) process, which provides enhanced RF performance.

Virage Logic’s AEON/MTP RFID is based on a single-poly standard logic CMOS process. This architecture eliminates costly manufacturing steps normally involved with floating-gate memory, while reducing the engineering effort and associated costs of integrating NVM into RFID designs. Its multi-time programmability provides AEON with significant flexibility and testability advantages over one-time programmable (OTP) NVM. AEON’s RFID architecture is targeted at ultra-low power applications, specifically EPC Gen2 and ISO15693 passive RFID tags, because it maximizes tag range.

AEON/MTP RFID supports 100,000 write-erase cycles and bit counts up to 4K bits, giving RF system architects the freedom to increase the feature sets and functionality of end products. With read operation down to 1.0V, AEON NVM lowers the demand on the passive power generation circuitry and allows more reliable reads which provides an ideal solution for ultra-low-power applications such as RFID tags.

“We are pleased to partner with Virage Logic to bring a world-class RFID solution to our mutual customers,” said Max Liu, vice president of design services at SMIC. “As the industry’s leading embedded NVM provider, Virage Logic’s AEON product has already been integrated and shipped in hundreds of millions of RFID tags worldwide. The combination of SMIC’s process technology and RFID specific capabilities together with Virage Logic’s low power, multi-programmable AEON NVM IP brings best-in-class performance and capability to design engineers in worldwide markets.”

“By developing our AEON/MTP NVM on SMIC’s 180nm low-leakage process technology, it will be optimized for ultra-low-power RF applications to provide our mutual customers with a superior IP solution for their RFID applications,” said Virage Logic’s Dr. Yankin Tanurhan, vice president and general manager, NVM Solutions. “Virage Logic’s embedded NVM technology has already been adopted by several leading RFID manufacturers and we are pleased to work with SMIC to develop a locally available RFID solution for the rapidly expanding China market.”

Availability
AEON/MTP RFID has been fully developed on SMIC’s 180nm LL process. Design kits are available for qualified customers upon request. For more information on licensing options and pricing, please contact your local Virage Logic sales representative.

About SMIC
Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35um to 45nm. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, a 200mm fab under construction in Shenzhen, and an in-house assembly and testing facility in Chengdu. SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 200mm wafer fab in Chengdu owned by Cension Semiconductor Manufacturing Corporation and a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation. For more information, please visit http://www.smics.com.

About Virage Logic
Virage Logic is a leading provider of semiconductor intellectual property (IP) for the design of complex integrated circuits. The company’s highly differentiated product portfolio includes embedded SRAMs, embedded NVMs, embedded memory test and repair, logic libraries, memory development software, and interface IP solutions. As the industry’s trusted semiconductor IP partner, foundries, IDMs and fabless customers rely on Virage Logic to achieve higher performance, lower power, higher density and optimal yield, as well as shorten time-to-market and time-to-volume. For further information, visit http://www.viragelogic.com.

Contacts:

Sabina Burns Virage Logic Corporation 510-743-8115 sabina.burns@viragelogic.com	Tarah Hartzler McClenahan Bruer Communications 503-546-1014 tarah@mcbru.com

Angela Miao
SMIC
+86-21-38610000 x10088 or x19698
Angela—Miao@smics.com